Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-165057

July 8, 2010

Exchange Traded Products for Gold Exposure

A Comparison of IAU and GLD

The iShares COMEX® Gold Trust (IAU) and the SPDR® Gold Trust (GLD) are both designed to track the day-to-day movement of the price of gold bullion through an exchange traded product structure. Both products are relatively cost efficient, exchange listed investment tools to achieve spot gold exposure. However, in selecting the appropriate exchange traded vehicle—even among those that seem to be identical—there are many factors to consider.

Key considerations:

Total cost to access gold

Two sources of liquidity: secondary market and underlying market Creation/redemption size Diversification of vaults Allocated/unallocated gold requirements

iShares COMEX Gold Trust SPDR Gold Trust

Ticker IAU GLD

Trust expenses (bps of adjusted

net asset value)1 25 40

Inception date 1/21/05 11/12/04

Options available on exchange2 Yes Yes

Ounces of gold in Trust3 2,707,789 40,775,006

Tonnes of gold in Trust3 84.2 1,268.2

Structure The iShares COMEX Gold Trust is a grantor trust not The SPDR Gold Trust is a grantor trust not registered under registered under the Investment Company Act of 1940. the Investment Company Act of 1940. The Trust issues

The Trust issues shares representing fractional undivided shares representing fractional undivided beneficial interest beneficial interest in the Trust’s net assets. in the Trust’s net assets.

Custodian4 JPMorgan Chase Bank, N.A., London Branch and HSBC Bank USA, N.A.

The Bank of Nova Scotia

Locations (vicinity) of vaults New York, USA; Toronto, Canada; Montreal, Canada; London, England; other potential sub-custodian locations

London, England; other potential sub-custodian locations

Vault inspections Two times per year May be available on marketing agent’s website

Transparency Gold Bar List and Vault Inspection Certificates available Gold serial list and Inspectorate Certificate available on on iShares.com third-party partner site: spdrgoldshares.com

Sponsor BlackRock Asset Management International Inc. World Gold Trust Services, LLC

Exchange NYSE Arca NYSE Arca

Creation/redemption size 50,000 shares 100,000 shares

Redemption for physical Yes, at basket size through authorized participants Yes, at basket size through authorized participants

Allocated/unallocated IAU’s creation/redemption process does not allow for GLD’s creation/redemption process permits issuance requirements issuance of shares on an unallocated amount exceeding against unallocated gold of more than 430 ounces

430 ounces

For further information, http://us.ishares.com/content/stream.jsp?url=/ Prospectus available at www.sec.gov please see prospectus content/repository/material/prospectus/

gold.pdf&mimeType=application/pdf

1. For IAU, the Trust expenses are stated as the sponsor’s fee.

2. Options currently listed on Chicago Board of Exchange (CBOE) exchange as of 6/1/10. This does not constitute a solicitation to buy or sell options.

3. Sources: iShares®, BlackRock, spdrgoldshares.com, as of 6/1/10.

4. As of July 1, 2010 JPMorgan Chase Bank, N.A., London Branch became a custodian of the iShares COMEX Gold Trust. Effective September 1, 2010 The Bank of Nova Scotia is expect- ed to terminate as the Custodian of the iShares COMEX Gold Trust.

iShares statement COMEX (including Gold aTrust prospectus) (the “Trust”) with the has SEC filed for a the registration offering should to which read this the communication prospectus and relates. other documents Before you the invest, Trust you has issuer filed with and the this SEC offering. for You more may complete get these information documents about for free the by www. visiting sec.gov. www. Alternatively, iShares.com the or Trust EDGAR will on arrange the SEC to website send you at the (1-800-474-2737) prospectus if .you request it by calling toll-free 1-800-iShares is Investing not an involves investment risk, including company possible registered loss under of principal. the Investment The Trust Company Commodity Act Exchange of 1940 Act. or aShares commodity of the pool Trust for are purposes not subject of the to of the the same Trust regulatory are created requirements to reflect as the mutual price of funds. the gold Because held shares by the the Trust, price the of market gold has price historically of the shares been. will Additionally, be as unpredictable shares of the as Trust commissions are bought will reduce and sold returns. at market price (not NAV). Brokerage

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market more complete will most likely discussion adversely of affect the the risk price factors received relative for the to shares. the Trust, For a carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares will develop, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

Shares obligations of the of iShares or guaranteed COMEX by Gold BlackRock, Trust are Inc. not, deposits and its affiliates, or other and or any are other not insured governmental by the agency. Federal Deposit Insurance Corporation

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc. Although shares of the iShares COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets.” Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice. “Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust. ©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3002-15SY-7/10

Not FDIC Insured • No Bank

FOR MORE INFORMATION, VISIT WWW.iSHARES.COM OR CALL 1_800_iSHARES _1_800_474_2737_

iS-2946-0710